Exhibit 2.1

EXECUTED VERSION

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Second Amendment”) is made and entered into as of September 18, 2007 by and among ACCREDITED HOME LENDERS HOLDING CO., a Delaware corporation (the “Company”), LSF5 ACCREDITED INVESTMENTS, LLC, a Delaware limited liability company (“Parent”), and LSF5 ACCREDITED MERGER CO., INC. a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser” and, together with the Parent, the “Buyer Parties”).

WHEREAS, the Company and the Buyer Parties, entered into that certain Agreement and Plan of Merger dated as of June 4, 2007, as amended by the First Amendment to Agreement and Plan of Merger dated as of June 15, 2007 (the “Merger Agreement”);

WHEREAS, Section 11.04 of the Merger Agreement provides that at any time prior to the Merger Effective Time, the Merger Agreement may be amended by the parties thereto by action taken by their respective boards of directors (or similar governing body or entity); and

WHEREAS, in accordance with Section 11.04 of the Merger Agreement, the Buyer Parties and the Company have agreed to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Unless otherwise defined herein, all capitalized terms used in this Second Amendment have the meanings given to them in the Merger Agreement.

ARTICLE II

AMENDMENTS TO THE MERGER AGREEMENT

Section 2.01. The recitals of the Merger Agreement are hereby amended by the provisions of this Second Amendment to include a new recital inserted as the sixth recital of the Merger Agreement. As amended, the sixth recital of the Merger Agreement reads in its entirety:

WHEREAS, pursuant to the Second Amendment, the Company and the Buyer Parties have agreed to revise certain terms and to remove certain conditions related to the transactions contemplated hereby and to reduce the Offer Price and the Merger Consideration to $11.75 per Company Common Share;

Section 2.02. Section 1.01 of the Merger Agreement is hereby amended by the provisions of this Second Amendment to reflect the amended defined terms, new defined terms and deleted defined terms, each as set forth on Exhibit A hereto.

Section 2.03. ANNEX I of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, ANNEX I of the Merger Agreement reads in its entirety:

Conditions of the Offer

Notwithstanding any other provision of the Offer, Purchaser shall not be obligated to accept for payment, and (subject to the rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Company Common Shares promptly after termination or withdrawal of the Offer)) shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any Company Common Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) unless, prior to the expiration of the Offer (as it may have been extended pursuant to Section 2.01(d) of the Agreement), there shall have been tendered and not validly withdrawn Company Common Shares that, considered together with all other Company Common Shares (if any) beneficially owned by Parent and its Affiliates, represent more than 50% of the Company Outstanding Shares. The preceding condition is referred to as the “Minimum Condition.”

Furthermore, Purchaser shall not be required to accept for payment, and (subject to the rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Company Common Shares promptly after termination or withdrawal of the Offer)) shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any Company Common Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if, upon the expiration of the Offer (as it may have been extended pursuant to Section 2.01(d) of the Agreement) and before acceptance of such Company Common Shares for payment, any of the following conditions exists and is continuing, regardless of the circumstances giving rise to such condition:

(a)	Any court of competent jurisdiction shall have entered, enacted, issued, promulgated or enforced an injunction or temporary restraining order,

which injunction or temporary restraining order has not been vacated, prohibiting the acceptance by Purchaser for payment of the Company Common Shares tendered pursuant to the Offer; provided, that Parent and Purchaser shall have used their reasonable best efforts to oppose any such order or to have such order made inapplicable to the acceptance by Purchaser for payment of the Company Common Shares tendered pursuant to the Offer.

(b)	The Company shall have failed to deliver to Parent and the Escrow Agent a certificate signed by (i) its chief executive officer and (ii) its executive vice president and secretary, and certifying that the Company has complied in all material respects with its covenants to be complied with under Section 7.01 of this Agreement.

(c)	The Agreement shall have been terminated in accordance with its terms.

(d)	There shall have occurred (i) any general suspension of, or limitation on trading in securities on the NASDAQ (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index) or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, which in either case makes acceptance of Shares for payment, or payment for such Shares, impossible at the Acceptance Time.

Any and all capitalized terms used herein, and not defined herein, shall have the same meaning as set forth in the Agreement and Plan of Merger, dated as of June 4, 2007, by and among ACCREDITED HOME LENDERS HOLDING CO., LSF5 ACCREDITED INVESTMENTS, LLC and LSF5 ACCREDITED MERGER CO., INC., as amended by the First Amendment and by the Second Amendment.

Section 2.04. Section 2.01(d)(iii) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 2.01(d)(iii) of the Merger Agreement reads in its entirety:

(iii)	if (A) the Company receives a Company Acquisition Proposal or an Adverse Recommendation Change shall have occurred, in either case five (5) or fewer Business Days prior to the scheduled expiration date (as such expiration date may be extended and reextended in accordance with this Agreement), and (B) the Agreement shall not have been terminated by Parent or the Company pursuant to Section 10.01(g), then, if the Company provides Parent with a written request that Purchaser extend the Expiration Date, then Parent and Purchaser shall extend the Offer to such date as is necessary to ensure that the Offer does not expire until five (5) Business Days from the date of such request; and.

Section 2.05. Section 2.02 of the Merger Agreement is hereby amended by the provisions of this Second Amendment to include a new paragraph (f). As amended, Section 2.02(f) of the Merger Agreement reads in its entirety:

(f) In connection with the execution and delivery of the Second Amendment, Parent, Purchaser and the Company and The Bank of New York, as escrow agent (the “Escrow Agent”), are entering into an escrow agreement dated as of date of the Second Amendment (the “Escrow Agreement”), in the form attached hereto as Exhibit B, pursuant to which Parent will deposit, simultaneously with the execution and delivery of the Second Amendment, into an escrow account cash in an amount equal to $295,560,310.75 (the “Escrow Funds”). The terms of the Escrow Agreement will specify the time for disbursement of an appropriate portion of the Escrow Funds to the holders of Company Common Shares who have properly tendered and not withdrawn Company Common Shares into the Offer (the “Release Time”).

Section 2.06. Pursuant to Section 2.01 of the Merger Agreement, the Company hereby consents to the reduction of the Offer Price from $15.10 per Company Common Share to $11.75 per Company Common Share.

Section 2.07. Article II of the Merger Agreement is hereby amended by the provisions of this Second Amendment to include a new Section 2.07. As amended, Section 2.07 of the Merger Agreement reads in its entirety:

Section 2.07. Amended Offer. On the date of execution and delivery of the Second Amendment, Parent shall cause Purchaser to, and Purchaser shall, file an amendment to the Tender Offer Statement on Schedule TO relating to the Offer and promptly thereafter shall amend the Offer consistent with the terms of the Second Amendment and file with the SEC and disseminate to holders of Company Common Shares such amended Offer Documents as required by applicable law. Promptly after the date of execution and delivery of the Second Amendment, the Company shall amend the Schedule 14D-9 consistent with the terms of the Second Amendment and file with the SEC and disseminate to holders of Company Common Shares such amended Schedule 14D-9, including a description of the negotiations leading up to the execution and delivery of the Second Amendment and of the fairness opinion delivered to the Company Board in connection therewith, as required by applicable Law (the “Second Amendment Schedule 14D-9/A”). All references in this Agreement to the “Offer”, “Offer Documents” and “Schedule 14D-9” shall include any amendments or supplements thereto pursuant to this Section 2.07.

Section 2.08. Article V of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Article V of the Merger Agreement reads in its entirety:

ARTICLE V

RESERVED

Section 2.09. Section 7.01 of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 7.01 of the Merger Agreement reads in its entirety:

Section 7.01. Conduct of Business by the Company Pending the Merger. Except as required, permitted or otherwise contemplated by this Agreement, neither the Company nor any Company Subsidiary shall, between the date of execution and delivery of the Second Amendment and the Release Time, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

(a) amend, or propose to holders of Company Common Shares any change to, any provision of the Company Charter or the Company Bylaws, or increase the size of the Company Board;

(b) (i) authorize for issuance, issue or sell or agree or commit to issue or sell any shares of any class of capital stock of the Company or any Company Subsidiary or any options, Company Warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Company Subsidiary, other than (A) the issuance of Company Common Shares issuable pursuant to Company Stock Awards and Company Warrants outstanding on the date hereof, and (B) the award of Company Stock Options or Company Stock-Based Awards granted in the ordinary course of business; provided, however, that no Company Stock Option award shall, taken together with all other Company Stock Options awarded in 2007, exceed the aggregate Company Stock Options awarded in 2006 (measured by the number of underlying Company Common Shares); provided, further, however, that the Company Stock-Based Awards awarded in any fiscal quarter shall not exceed the average of the quarterly Company Stock-Based Awards awarded during 2006 (measured by the aggregate dollar value of such awards), (ii) repurchase, redeem or otherwise acquire any securities or equity equivalents except in connection with the exercise of Company Stock Options or the vesting of or lapse of restrictions on Company Stock Awards, (iii) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any shares of the Company’s capital stock or the shares of stock or other equity interests in any Company Subsidiary that is not directly or indirectly wholly-owned by the Company, other than (A) dividends by any direct or indirect Company Subsidiary to the Company or any other Company Subsidiary, (B) dividends paid by the Reporting Subsidiary on shares of its 9.75% Series A Perpetual Cumulative Preferred Shares (the “Reporting Subsidiary Preferred Shares”), (C) dividends paid by Accredited Preferred Securities Trust I, a Subsidiary of the Company, on its trust preferred securities, and (D) dividend equivalents paid with respect to Company Stock Awards or (iv) split, combine or reclassify any shares, stock or other equity interests of the Company or any Company Subsidiary or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of such shares, stock or other equity interests;

(c) acquire (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any property, in each case, for an amount in excess of $10,000,000, except that this Section 7.01(c) shall not be deemed to restrict purchases of inventory, mortgage and real estate related assets and other assets in the ordinary course of business;

(d) except as required by applicable Law or by the terms of the Plans and except for (A) payments to employees (but not to any of the four most senior executives officers of the Company) of retention bonuses or implementation of a retention bonus plan involving payments or other awards exceeding $3,000,000 in the aggregate (for the avoidance of doubt, it being understood that payments made to employees involved in the production or origination of business in lieu of commission or bonus payments shall not be considered retention payments or retention bonuses), and (B) payments made to continuing employees of amounts in respect of accrued “paid time off” to which they would be entitled in connection with resignation of employment, (i) increase the compensation or benefits payable to its directors, officers or employees (other than increases made in the ordinary course of business for employees and merit increases in base salary not exceeding ten percent (10%) (provided, however, that such increases are consistent with past practice or are necessary to respond to bona fide offers of employment made by third parties) or (ii) grant to any director, officer or employee of the Company or of any Company Subsidiary any new severance, change of control or termination pay, grant any increase in, or otherwise alter or amend, any right to receive any severance, change of control or termination pay or benefits or establish, adopt, enter into or amend to materially increase benefits under any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance or other similar plan, agreement, trust, fund, policy or arrangement with any director, officer or employee; or

(e) transfer, sell, pledge, surrender, encumber, divest, or otherwise dispose of any capital stock of any of the Company Subsidiaries, except any such transactions among it and wholly-owned Company Subsidiaries (for the avoidance of doubt, it being understood that a secured party’s exercise of rights in respect of the capital stock of any Company Subsidiary which is pledged as collateral to such secured party shall not be deemed to violate this Section 7.01(e)).

Section 2.10. Section 8.02(a) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 8.02(a) of the Merger Agreement reads in its entirety:

(a) Subject to applicable Law, from the date hereof until the earlier to occur of the termination of this Agreement in accordance with Section 10.01 and the Merger Effective Time, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the

Company Subsidiaries to afford Parent access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and the Company Subsidiaries, and all other financial, operating and other data and information as Parent may request. Notwithstanding the foregoing the Company and the Company Subsidiaries shall not be obligated to disclose (i) any information that in the reasonable judgment of the Company, would result in the loss of attorney-client privilege with respect to such information or (ii) any information that would result in a breach of an agreement to which the Company or any of the Company Subsidiaries is a party. The Company shall be entitled to have representatives present at all times during any such inspection.

Section 2.11. Section 8.03 of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 8.03 of the Merger Agreement reads in its entirety:

Section 8.03. Solicitation.

(a) From and after the date of this Agreement and continuing until the Acceptance Time, the Company and the Company Subsidiaries and their respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives shall have the right to directly or indirectly: (i) initiate, solicit and encourage Company Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any Person pursuant to (but only pursuant to) one or more confidentiality agreements (on substantially similar terms as the Confidentiality Agreement) and (ii) enter into and maintain discussions or negotiations with respect to Company Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.

(b) At any time prior to the Merger Effective Time, the Company Board may make an Adverse Recommendation Change if the Company Board determines that failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law.

Section 2.12. Section 8.05(a) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 8.05(a) of the Merger Agreement reads in its entirety:

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company Charter, the Company Bylaws or this Agreement or, if applicable, similar organizational documents or agreements of any of the Company Subsidiaries, from and after the Release Time, the Surviving Corporation and Parent shall, jointly and severally, to the fullest extent permitted by applicable Law:

(i) indemnify and hold harmless each person who was as of June 4, 2007, or during the period from June 4, 2007 through the Closing Date, serving as a director, officer, trustee, employee, agent, or fiduciary of the Company or Company Subsidiaries or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (collectively, the “Indemnified Parties”), in connection with any Claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of the Surviving Corporation and Parent pursuant to this Section 8.05(a) shall extend to acts or omissions occurring at or before the Release Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, and any amendments hereto, and the consummation of the transactions contemplated hereby and thereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who continues to be or who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of the Company or the Company Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any actual or threatened claim, demand, Action, suit, proceeding, inquiry or investigation in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such claim, demand, Action, suit, proceeding, inquiry or investigation or such Indemnified Party otherwise consents thereto.

Section 2.13. Section 8.05 of the Merger Agreement is hereby amended by the provisions of this Second Amendment to include a new paragraph (f). As amended, Section 8.05(f) of the Merger Agreement reads in its entirety:

(f) From and after the Release Time, Parent shall indemnify the Company for any funds expended or advanced by the Company in connection with litigation in connection with this Agreement pursuant to any right of any officer, director, employee or any other Person pursuant to an indemnification agreement with the Company or any right of indemnification of any officer, director, employee or any other Person arising under the Company Charter, the Company Bylaws, this Agreement or otherwise, provided, that Parent’s duty to indemnify the Company pursuant to this Section 8.05(f) shall be excess to any available insurance coverage.

Section 2.14. Section 8.05 of the Merger Agreement is hereby amended by the provisions of this Second Amendment to include a new paragraph (g). As amended, Section 8.05(g) of the Merger Agreement reads in its entirety:

(g) From and after the Release Time, Lone Star Fund V (U.S.), L.P. will guarantee all of the indemnity obligations of the Surviving Corporation and Parent set forth in Section 8.05 of the Merger Agreement.

Section 2.15. Article VIII of the Merger Agreement is hereby amended by the provisions of this Second Amendment to include a new Section 8.13. As amended, Section 8.13 of the Merger Agreement reads in its entirety:

Section 8.13. Assumption of Servicer Facility. The Buyer Parties shall cause LSF5 Mortgage Line, LLC, a Delaware limited liability company and affiliate of Parent (“LSF5 Mortgage”) to assume (the “Assumption”) the obligations of JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) under that certain 9/06 Senior Secured Credit Agreement, effective as of September 29, 2006 among JPMorgan Chase, Accredited Home Lenders, Inc. and the Company, as amended (the “JPMorgan Chase Credit Agreement”), in the amount of $49,000,000, to be made (i) on terms and conditions as between LSF5 Mortgage and the Company, no less favorable to the Company than the terms the JPMorgan Chase Credit Agreement and (ii) on terms and conditions related to the release and assignment by JPMorgan Chase that are reasonably acceptable to both the Buyer Parties and the Company, and to be secured by the assets currently pledged to JPMorgan Chase under the JPMorgan Chase Credit Agreement, other assets of the Company and its Subsidiaries permitted to be pledged as collateral under the JPMorgan Chase Credit Agreement and by such other collateral, if any, as may be reasonably agreed upon by the Company and the Buyer Parties, including without limitation interests in “real estate owned” properties. The Buyer Parties agree, in connection with the Assumption, to extend the maturity date until September 27, 2008 and to forbear from exercising any rights or remedies thereunder until March 1, 2008. In connection with the Assumption, simultaneously with the execution and delivery of the Second Amendment, the Buyer Parties will cause LSF5 Mortgage to place $49,000,000 (the “Assumption Funds”) in an escrow account at The Bank of New York for holding and distribution in accordance with an escrow agreement, dated as of the date of the Second Amendment, among LSF5 Mortgage, the Company and The Bank of New York, as escrow agent.

Section 2.16. Article VIII of the Merger Agreement is hereby amended by the provisions of this Second Amendment to include a new Section 8.14. As amended, Section 8.14 of the Merger Agreement reads in its entirety:

Section 8.14 Stay of Proceedings. Immediately upon execution of the Second Amendment, the parties agree to jointly file a stipulation and order staying the proceedings in Accredited Home Lenders Holding Co. v. Lone Star Fund V (U.S.), L.P., et al., C.A. No. 3160-VCL (the “Delaware Litigation”) in the form attached as Exhibit C hereto and not to commence any similar litigation in any court or tribunal. In the event that, on any date after the date of the Second Amendment, the Company believes that the Buyer Parties have breached a material obligation under the Second Amendment and shall not have accepted for payment and paid for Company Common Shares validly tendered and not withdrawn in the Offer (the “Stay Release Date”), the Company will have the right to lift the stay, in which case the parties agree to consent to the earliest practicable trial date following completion of remaining discovery and briefing and not to oppose the lifting of the stay. If the stay is lifted under the terms of this Section 8.14, all parties shall be entitled to resume the Delaware Litigation and shall be returned to their respective positions without prejudice to any rights, causes of action or defenses asserted in the Delaware Litigation as if there had been no reduction from the Offer Price of $15.10 per share of Company Common Stock (so that, for purposes of clarity, the Offer Price shall be $15.10) and excluding any events that may have occurred after the execution of the Second Amendment; provided, that in the event that the resumption of the Delaware Litigation follows a breach by the Buyer Parties of their obligations to deposit the Escrow Funds or to perform their obligations set forth in Section 8.13 as required by the Second Amendment, then solely in that instance for purposes of the Delaware Litigation the Merger Agreement shall be treated as if all terms of the Second Amendment other than Section 2.06 of the Second Amendment (so that, for purposes of clarity, the Offer Price shall be $15.10) had been in effect from the date the Merger Agreement was initially signed such that, among other things, the Buyer Parties shall not have any rights or defenses based on Annex I or Section 10.03(e) or the second sentence of Section 10.03(b)(iii) of the Merger Agreement as in effect initially, including any right based on such provisions to cap damages or limit the Company’s right to specific performance; provided, further that the parties hereby agree that the Buyer Parties shall have no liability in such reinstated Delaware Litigation if it is determined that the Buyer Parties did not breach the Merger Agreement following the execution of the Second Amendment. The parties hereby agree that the terms of this Second Amendment shall not be used as evidence of the proper interpretation or meaning of the Merger Agreement as in effect prior to the execution of this Second Amendment. After the Stay Release Date, to the extent the Company is entitled to reinstate the Delaware Litigation, the Company also may contemporaneously seek, in the alternative, to enforce, either by separate action or by amendment of pleadings in the Delaware Litigation, the Merger Agreement as amended by the Second Amendment, including by seeking the remedy of specific performance. The parties shall execute and file a stipulation providing for the dismissal with prejudice of the Delaware Litigation upon the earlier to occur of the following: (i) Escrow Funds having been released to the depositary under the Escrow Agreement and (ii) this Agreement being terminated in accordance with its terms other than as a result of a breach by the Buyer Parties of a material obligation in this Agreement after the execution of this Second Amendment; provided that if the dismissal is due to the release of Escrow Funds to the depositary under the Escrow Agreement and the Merger has not yet occurred, such dismissal shall not be with prejudice solely to an action by the Company to enforce the provisions of the Agreement that require the Buyer Parties to consummate the Merger at $11.75 per Share following the closing of the

Offer, and upon consummation of the Merger the dismissal shall be with prejudice to all claims and actions. For the avoidance of doubt, the parties agree that it is their intention, upon which the Buyer Parties have relied, that the Delaware Litigation will so be dismissed with prejudice unless, after the date of the Second Amendment and prior to the occurrence of one of the events set forth in the preceding sentence, the Buyer Parties shall have breached a material obligation under the Merger Agreement as amended by the Second Amendment and have failed to accept for payment and paid for the Company Common Shares tendered in the Offer. In the event the procedural mechanism set forth in this Section 8.14 is not satisfactory to the court, the parties shall work with one another in good faith to effectuate to the maximum extent possible their substantive agreement as set forth in this Section 8.14

Section 2.17. Section 10.01(b) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 10.01(b) of the Merger Agreement reads in its entirety:

(b) by either Parent or the Company at any time after December 31, 2007 (the “Outside Date”) if the Acceptance Time shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Acceptance Time to occur on or before such date; provided, further, however, that the passage of such period shall be tolled for any part thereof during which (i) any party or the Escrow Agent shall be subject to an injunction, temporary restraining order or other order, decree, ruling or action restraining, enjoining or otherwise prohibiting the acceptance for payment of Company Common Shares pursuant to the Offer or the consummation of the Merger or (ii) any of the conditions described in clause (d) of Annex I shall have occurred, but in the case of this clause (ii), in no event shall the tolling of such period extend the Outside Date beyond March 31, 2008;

Section 2.18. Section 10.01(e) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 10.01(e) of the Merger Agreement reads in its entirety:

(e) RESERVED.

Section 2.19. Section 10.01 of the Merger Agreement is hereby amended by the provisions of this Second Amendment to include a new paragraph (i). As amended, Section 10.01(i) of the Merger Agreement reads in its entirety:

(i) by Parent, if upon any scheduled expiration of the Offer which occurs on or after the twentieth (20th) business day following the date on which the Company files the Second Amendment Schedule 14D-9/A with the SEC, the Minimum Condition is not satisfied; provided, that Parent shall have no right to terminate this Agreement pursuant to this Section 10.01(i) (x) in connection with any scheduled expiration of the Offer at which the Minimum Condition is not satisfied if, at the time of such expiration of the Offer, (A) any injunction, temporary restraining order or other order, decree, ruling or action, enjoining or otherwise prohibiting the acceptance for payment of Company Common Shares or the consummation of the Offer that is not final or remains appealable (any of the foregoing, a “Temporary Restraint”) shall be in effect or (B) any of the conditions described in clause (d) of Annex I are in effect or (y) at any time when Parent or Purchaser is in material breach of any representation, warranty or obligation under this Agreement and such breach by Parent or Purchaser has arisen at or after the date of execution and delivery of the Second Amendment. Notwithstanding the proviso included at the end of the immediately preceding sentence, any Temporary Restraint in effect as a result of an action or proceeding voluntarily initiated by the Company (but not including, for this purpose, a derivative or similar action asserted on behalf of the Company) shall not prohibit Parent from terminating this Agreement pursuant to this Section 10.01(i).

Section 2.20. Each of Section 10.03(b)(i) and Section 10.03(b)(ii) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, each of Section 10.03(b)(i) and Section 10.03(b)(ii) of the Merger Agreement reads in its entirety:

(i)	RESERVED.

(ii)	(A) by Parent or the Company pursuant to Section 10.01(b), Section 10.01(d) or Section 10.01(g), (B) at or prior to the Termination Date, a Company Acquisition Proposal shall have been publicly announced (and not withdrawn) prior to such date and (C) concurrently with such termination or within twelve (12) months following the Termination Date, the Company enters into a definitive agreement to consummate or consummates such Company Acquisition Proposal, then the Company shall pay to Parent the Parent Termination Fee if and when the entering into of such definite agreement or consummation of such Company Acquisition Proposal occurs; provided, that for purposes of this Section 10.03(b)(ii), “50%” shall be substituted for “15%” in the phrases dealing with assets and “50%” shall be substituted for “15%” in phrases dealing with equity securities or voting power in the definition of Company Acquisition Proposal; or

Section 2.21. Section 10.03(b)(iii) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 10.03(b)(iii) of the Merger Agreement reads in its entirety:

(iii)	by the Company pursuant to Section 10.01(f) or Section 10.01(h), Parent shall pay to the Company the Company Termination Fee.

Section 2.22. Section 10.03(d) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 10.03(d) of the Merger Agreement reads in its entirety:

(d) For purposes of this Agreement, “Parent Termination Fee” means $6,000,000 and “Company Termination Fee” means $12,000,000.

Section 2.23. Section 10.03(e) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this Second Amendment. As amended and restated, Section 10.03(e) of the Merger Agreement reads in its entirety:

(e) Each of Parent and the Buyer Parties acknowledges and agrees that in the event that Parent is entitled to receive the Parent Termination Fee pursuant to this Agreement, the right of Parent to receive such amount shall constitute the Buyer Parties’ sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement regardless of the circumstances giving rise to such termination.

ARTICLE III

APPROVALS

Section 3.01.

(a) The Company hereby approves of and consents to the Offer and represents that the Company Board, at a meeting duly called and held, unanimously (i) approved the Merger Agreement, as amended by the First Amendment and this Second Amendment, and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL; (ii) declared that the Offer and the other transactions contemplated by the Merger Agreement, as amended by the First Amendment and this Second Amendment, are fair to, in the best interests of, and advisable to, the Company and the Company Stockholders; (iii) adopted resolutions recommending that the Company Stockholders accept the Offer, tender their Company Common Shares pursuant to the Offer and adopt the Merger Agreement, as amended by the First Amendment and this Second Amendment, and approve the Merger, if required; provided, however, that the Company Board may withdraw, modify or amend its recommendation as provided in Section 8.03 of the Merger Agreement; and (iv) adopted resolutions taking all other actions necessary to render Section 203 of the DGCL inapplicable to each of the Offer, the Merger and the transactions contemplated by the Merger Agreement, as amended by the First Amendment and this Second Amendment.

(b) No vote of the members of Parent is necessary to approve the Merger Agreement, as amended by the First Amendment and this Second Amendment, the Merger or the other transactions contemplated hereby. Each of the Buyer Parties has all necessary corporate or other power and authority to execute and deliver this Second

Amendment, to perform its obligations hereunder and to consummate the transactions contemplated by the Merger Agreement, as amended by the First Amendment and this Second Amendment. The execution and delivery of this Second Amendment by each of the Buyer Parties and the consummation by the Buyer Parties of the transactions contemplated by the Merger Agreement, as amended by the First Amendment and this Second Amendment, have been duly and validly authorized by all necessary corporate action (other than, if the Merger is not consummated pursuant to Section 253 of the DGCL, the adoption of this Agreement by Parent as sole stockholder of Purchaser), and no other corporate proceedings on the part of the Buyer Parties are necessary to authorize this Second Amendment or to consummate the transactions contemplated by the Merger Agreement, as amended by the First Amendment and this Second Amendment. This Second Amendment has been duly and validly executed and delivered by the Buyer Parties and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of the Buyer Parties enforceable against each of the Buyer Parties in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles.

ARTICLE IV

MISCELLANEOUS

Section 4.01. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Merger Agreement, and each reference in any of the agreements or certificates to be delivered in connection with the Merger Agreement to the “Merger Agreement,” “thereunder,” “thereof” or words of like import referring to the Merger Agreement, shall mean and be a reference to the Merger Agreement as amended by this Second Amendment.

Section 4.02. The Merger Agreement as amended by this Second Amendment constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, representations or other arrangements, whether express or implied, written or oral, of the parties in connection therewith except to the extent expressly incorporated or specifically referred to herein. In the event of a conflict between the respective provisions of the Merger Agreement and this Second Amendment, the terms of this Second Amendment shall control.

Section 4.03. Except as specifically amended by the terms of this Second Amendment, the terms and conditions of the Merger Agreement are and shall remain in full force and effect for all purposes.

Section 4.04. This Second Amendment may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 4.05. All disputes, claims or controversies arising out of or relating to this Second Amendment, or the negotiation, validity or performance of this Second Amendment, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

Section 4.06. This Second Amendment shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Second Amendment, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Second Amendment, other than the provisions of Section 2.12 and 2.14 (which are intended to be for the benefit of the persons covered thereby or the persons entitled to payment thereunder and may be enforced by such persons); provided, that the parties acknowledge that the Company may seek to enforce the provisions of Articles I through IV of the Merger Agreement that call for the payment of consideration to stockholders of the Company pursuant to the Offer and the Merger.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, Purchaser, and the Company have caused this Second Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

LSF5 ACCREDITED INVESTMENTS, LLC

By	/s/ MARC L. LIPSHY

Name:	Marc L. Lipshy
Title:	Vice President

LSF5 ACCREDITED MERGER CO., INC.

By	/s/ MARC L. LIPSHY

Name:	Marc L. Lipshy
Title:	Vice President

ACCREDITED HOME LENDERS HOLDING CO.

By	/s/ JAMES A. KONRATH

Name:	James A. Konrath
Title:	Chief Executive Officer

EXHIBIT A

Amended Defined Terms Inserted in Section 1.01(a):

“Adverse Recommendation Change” means (a) any withdrawal (or amendment or modification in a manner adverse to Parent, other than any action not constituting a withdrawal that the Company Board determines, after consultation with counsel and in the good faith exercise of its business judgment, is reasonably likely to be required to comply with either state or federal securities laws) or public proposal to withdraw (or amend or modify in a manner adverse to Parent, other than any action not constituting a withdrawal that the Company Board determines, after consultation with counsel and in the good faith exercise of its business judgment, is reasonably likely to be required to comply with either state or federal securities laws) of the Company Board Recommendation (including pursuant to the Schedule 14D-9 or any amendment thereto) or of the approval of the Company Board of this Agreement, the Merger or the other transactions contemplated hereby or (b) any recommendation, adoption or approval, or to public proposal to recommend, adopt or approve, any Company Acquisition Proposal by the Company Board.

Defined Terms Inserted in Section 1.01(a)

“Company Material Contract” means each such “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound.

“Company Stockholder Approval” means the adoption of the Agreement by the holders of at least a majority of the outstanding Company Common Shares entitled to vote in accordance with the DGCL.

“Company Stock Awards” means all Company Stock Options, Company Restricted Shares, Company Stock-Based Awards and other purchase rights and stock awards granted pursuant to the Incentive Plans.

“Company Subsidiary” means each of Aames Investment Acceptance Corporation, Aames Capital Acceptance Corp., Aames Capital Corporation, Accredited Home Lenders, Inc., Accredited Home Lenders Canada, Inc., Accredited Mortgage Loan REIT Trust, Accredited Preferred Securities Trust I, Accredited Processing Services, Inc., AHL Acquisition, LLC, AHL Acquisition Corporation, Inzura Insurance Services, Inc., One Stop Mortgage, Inc., Rossmore Financial Insurance Services, Inc., Vendor Management Services, LLC, Vendor Management Services of Alabama, LLC, Windosor Management of Washington, Inc. and Windsor Management Co. (collectively, the “Company Subsidiaries”).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Amendment” means the First Amendment to this Agreement, dated as of June 15, 2007, by and among the Company and the Buyer Parties.

“Mortgage” means a mortgage, deed of trust or other security instrument that creates a lien on real property.

“Mortgaged Property” means the real property that secures a Mortgage Note and that is subject to a Mortgage.

“Mortgage Loan” means any Residential Mortgage Loan, other than a Warehouse Loan, that was originated or purchased and subsequently sold by the Company or any Company Subsidiary, as applicable, and that has not been repaid or refinanced.

“Mortgage Note” means, with respect to a Residential Mortgage Loan, a promissory note or notes, or other evidence of indebtedness, with respect to such Residential Mortgage Loan secured by a Mortgage or Mortgages, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Plan” means collectively, all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, severance or other contracts or agreements to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or consultant of the Company or any Company Subsidiary other than any such benefit plans, programs, arrangements, contracts or agreements maintained outside the United States primarily for the benefit of current or former employees, officers, directors or consultants of the Company or any Company Subsidiary.

“Residential Mortgage Loan” means a loan evidenced by a Mortgage Note with respect to which the Mortgaged Property is Residential Property.

“Residential Property” means any Mortgaged Property, securing a Residential Mortgage Loan, consisting of a single parcel of real property with a detached single-family residence thereon, or a two- to four-family dwelling, a townhouse, or an individual condominium unit in a condominium, a cooperative unit, or an individual unit in a planned unit development.

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“Second Amendment” means the Second Amendment to this Agreement, dated as of September 18, 2007, by and among the Company and the Buyer Parties.

“Warehouse Loan” means a Residential Mortgage Loan secured by a Mortgage, that, as of the Merger Effective Time, is owned by the Company.

Defined Terms Inserted in Section 1.01(b):

Defined Term	Location of Definition
Assumption	Section 8.13
Assumption Funds	Section 8.13
Delaware Litigation	Section 8.14
Escrow Agent	Section 2.02(f)
Escrow Agreement	Section 2.02(f)
Escrow Funds	Section 2.02(f)
JPMorgan Chase	Section 8.13
JPMorgan Chase Credit Agreement	Section 8.13
LSF5 Mortgage	Section 8.13
Release Time	Section 2.02(f)
Stay Release Date	Section 8.14
Second Amendment Schedule 14D-9/A	Section 2.07
Temporary Restraint	Section 10.01(i)

Defined Terms Deleted Terms from Section 1.01(a):

“Company Press Releases”

“Company SEC Reports”

“Company Superior Proposal”

“Environmental Law”

“Excluded Reports”

“GAAP”

“Hazardous Substances”

“Intellectual Property”

“Investor”

“knowledge of the Company” or “knowledge”

“Material Adverse Effect”

“Parent Expenses”

“Permitted Liens”

“Previously Disclosed”

“Sarbanes-Oxley Act”

“Securities Act”

“Tax Return”

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“Voting Debt”

Defined Terms Deleted Terms from Section 1.01(b):

“Agency”

“Applicable Requirements”

“Bankruptcy and Equity Exception”

“Company Intellectual Property”

“Company Preferred Shares”

“ERISA Affiliate”

“Foreclosure”

“HSR Act”

“HSR Exempt Business”

“HUD”

“Insurer”

“Investor Agreement”

“IRS”

“Mortgage Loan Documents”

“Mortgagor”

“Originator”

“Permits”

“PMI”

“Prior Servicer”

“Retained Interest”

“State Agency”

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